Exhibit 77D – Policies with respect to securities investments

On May 15, 2009, the Board of Trustees (the “Board”) of the Registrant approved a change in the way mid capitalization companies are defined for purposes of the nonfundamental investment policy of investing at least 80% of total assets in mid capitalization companies. Previously, for this purpose the Trust had defined mid-capitalization companies are companies whose market capitalizations, at the time of purchase, are within the range from the stock with the lowest market capitalization which is included in the Standard & Poor’s MidCap 400/Citigroup Growth Index or the Russell Midcap Index, up to and including the market capitalization of the largest company included in either of such indices. After the change became effective, mid-capitalization companies are defined as companies that have, at the time of purchase, market capitalizations between $500 million and $25 billion.